082-03277

Regulatory Announcement

RECEIVED

2006 JUL 24 P 2:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Free annual report

SUPPL

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:03 14-Jul-06
Number	2585G

Tesco PLC announces that on 14 July 2006 it purchased from JPMorgan Cazenove 2,000,000 ordinary shares at an average price of 346.42 pence per share. The purchased shares will be cancelled.

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JUL 24 2006

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